

Independent Accountant's Review Report

To Management
LiquidPiston, Inc.
Bloomfield, CT

I have reviewed the accompanying balance sheet of LiquidPiston, Inc. as of March 31, 2016 , and the related statements of income, retained earnings, and cash flows for the quarter then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for my report.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
August 22, 2016

1341 West Mockingbird Lane, Suite 600W
Dallas, TX 75247
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

LIQUIDPISTON, INC

Financial Statements

As of March 31, 2016

LIQUIDPISTON LLC

TABLE OF CONTENTS

BALANCE SHEET (UNAUDITED)
LIQUIDPISTON, INC.

ASSETS

Current assets:	March 31, 2016	
Cash and cash equivalents	$	277,391
Accounts receivable, net		34,712
Prepaid Expenses		12,419
Total Current Assets		**324,522**
Property and Equipment, at cost:		
Machinery		667,899
Computer and office equipment		94,193
Leasehold improvement		4,329
Total property and equipment, at cost		766,421
Less: accumulated depreciation		(559,276)
Net property and equipment		**207,145**
Other Assets		
Intangible assets, net		571,470
Deposits		2,000
Total other assets		**573,470**
TOTAL ASSETS	**$**	**1,105,138**

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities:		
Accounts payable	$	98,154
Other Accrued liabilities		85,926
Total Current Liabilities		**184,080**
Long term liabilities:		
Series A convertible notes		276,000
Total Long Term Liabilities		**276,000**
Stockholders' equity:		
Common stock, $0.0001 par value, authorized 10,000,000 shares,		
1,000,000 shares issued and outstanding, 9,000,000 reserved		100
Common stock additional paid-in capital		18,932,486
Accumulated deficit		(18,287,528)
Total Stockholders' Equity		**645,058**
Total Liabilities and Stockholders' Equity	**$**	**1,105,138**

See accompanying notes, which are an integral part of these financial statements

STATEMENTS OF OPERATIONS (UNAUDITED)
LIQUIDPISTON, INC.

	March 31, 2016
NET SALES	$ —
Costs of Sales	—
GROSS PROFIT	—
Operating Expenses	106,269
Research and development	268,029
LOSS FROM OPERATIONS	(374,298)
OTHER INCOME (EXPENSE)	
Grant income	253,000
Depreciation expense	(26,790)
Amortization expense	(2,821)
Interest expense	(1,903)
Non-income tax expense	(312)
Total Other Income (Expense)	221,174
NET LOSS BEFORE PROVISION FOR INCOME TAX	(153,124)
Provision for income tax	—
NET LOSS	$ (153,124)

See accompanying notes, which are an integral part of these financial statements

STATEMENTS OF CASH FLOWS (UNAUDITED)
LIQUIDPISTON, INC.

	January 1 to March 31, 2016
Net Income:	(153,124)
Operating activities:	
Decrease in accounts receivable	22,888
Decrease in prepaid expenses	2,000
Increase in accounts payable	68,958
Increase in accrued expenses	91,474
Taxes paid	
Net cash provided by operating activities	185,320
INVESTING ACTIVITIES:	
Purchase of property and equipment	—
Capitalization of intangible assets	(21,892)
Increase in accrued depreciation and amortization	29,610
Net cash provided by investing activities	7,718
FINANCING ACTIVITIES:	
Capital restructuring	(190,000)
Accrued unpaid interest	1,908
Net cash used by financing activities	(188,092)
DECREASE IN CASH AND CASH EQUIVALENTS	(148,178)
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	425,569
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	$ 277,391

See accompanying notes, which are an integral part of these financial statements

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

LIQUIDPISTON, INC.

MARCH 31, 2016

1. ## SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    ### BUSINESS ACTIVITIES

    LiquidPiston, Inc., which was incorporated June 21, 2004, is a startup company which is developing a compact and fuel efficient engine. Operations are based out of Bloomfield, Connecticut.

    At **March 31, 2016**, the Company's business operations had not been fully developed and revenues were not at a sufficient level to sustain ongoing operating costs. The Company remains highly dependent upon funding from non-operational sources.

    ### CASH AND CASH EQUIVALENTS

    For purposes of the statement of cash flows, cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less.

    ### PROPERTY AND EQUIPMENT, AT COST

    Property and equipment are stated at cost less accumulated depreciation, the provision for which is computed over the estimated useful lives of the assets using the straight-line and accelerated methods for financial statement purposes. The Company capitalizes all items over $1,500. Depreciation expense totaled $26,790 for the period January 1, 2016, through **March 31, 2016**, **which** is estimated as 25% of the depreciation expense for previous fiscal year ended December 31 2015.

    ### RESEARCH AND DEVELOPMENT COSTS

    Expenditures for research activities relating to product development are charged to expense as incurred. Such expenditures amounted to **$268,029** for the period ended **March 31, 2016**.

1.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**, *(Continued)*

INCOME TAXES

As required under generally accepted accounting principles the Company adopted in 2012 the accounting pronouncement regarding uncertain tax positions.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

If the Company incurred interest and penalties associated with unrecognized tax benefits these amounts would be classified as additional income taxes in the statement of operations and accumulated deficit.

As of **March 31, 2016**, the Company determined it had no uncertain income tax positions for which a liability needed to be recorded.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.   **INTANGIBLE ASSETS**

In the period ended March 31, 2016, the Company incurred expenses of $21,892, relating to patent applications. The Company's patent costs will be amortized on a straight-line basis over a determined useful life and will begin once the patent is approved. At **March 31, 2016** there are twelve patents that have been issued and fourteen patents pending approval. Total amortization of the approved patents for each of the period ended **March 31, 2016** was **$2,821**. Amortization expense for each of the next five years for the approved patents is **$11,283.**

Costs relating to unapproved patents abandoned or expired will be expensed in the year abandoned or expired. There were no expenses for abandoned patents for the period ended **March 31, 2016.**

3.   **RETIREMENT PLAN**

The Company currently does not have a Retirement Plan.

4.   **OPERATING LEASES**

The Company leases office and warehouse space located in Bloomfield, CT under a lease which expired in October 2012. At the end of the current lease period the lessor agreed to rent on a month to month basis with all rental rates and conditions remaining in effect. Rent for this space is payable in monthly installments of $2,000 plus reimbursement of certain improvement costs incurred by the rental property for one year. Rent expense for each of the period ended **March 31, 2016** was **$6,000.**

During the period ended **March 31, 2016**, the Company incurred a capital expenditure to improve the leased office and warehouse space in the amount of **$4,329.** This amount will be depreciated in the same manner as the Company's other items of Property and Equipment.

5.   **CONCENTRATIONS OF CREDIT RISK**

At various times during the period, the Company had cash in excess of federally insured limits of $250,000 on deposit with major financial institutions.

6. **CONVERTIBLE SECURED NOTES**

In December 2015, the company Management approached the Company with a term sheet relating to a Management Buyout / Merger in order to grant the Company the cash infusion necessary to continue operations, satisfy lenders and provide return to its stockholders.

On December 14, 2015, the Board unanimously approved the term sheet relating to the Merger, which was subsequently enacted on January 13, 2016. On that date, LiquidPiston, Inc. merged with LiquidPiston Holdings, Inc. As part of the merger, LiquidPiston Inc. paid $466,000 as partial repayment to the note lenders, and the balance of the notes were converted into Series D preferred stock. All preferred shares in the company were then converted into Common Stock, and as consideration for the merger, LiquidPiston Holdings Inc., agreed to pay $100,000 distributed amongst all shareholders. Subsequently, as part of the Merger, all equity, convertible notes, warrants and stock options in LiquidPiston, Inc., were cancelled. LiquidPiston, Inc. was the surviving entity in the merger.

Following the Merger, on February 15th, the Company borrowed **$251,000** in the form of a series of convertible unsecured notes ("First Tranche Convertible Notes"), with each note having the same terms and conditions. The unsecured notes bear interest compounded annually at a rate of 6%, and are payable in 36 months from issuance (the "Maturity Date").

The outstanding amount due on the First Tranche Convertible Nnotes shall be automatically converted into the same class and series of equity as sold during a Qualified Financing event in which equity securities are issued or sold with more than $3,000,000 in proceeds to the Company. The notes will automatically convert into the Qualified Financing Equity at a discounted rate of either 60% of the price sold during the Qualified Financing, or at a price not to exceed $2.70 per share, whichever is lower. The notes may also be converted at either the Company or the Investor's option at any time within 30 days prior to the Maturity Date of the notes, in which case the amount owed will convert to Common Stock at a price of $2.70 per share. The notes also contain a "Company Sale" provision by which the investor shall receive the greater of 1) the unpaid principal plus interest of the Note or 2) proceeds from the sale upon converting the unpaid amount owed to Common Stock at $2.70 per share.

As of **March 31, 2016**, interest accrued on the First Tranche Convertible Notes totaled **$1,882.50.**

On March 21, 2016, the Company borrowed **$25,000** in a convertible notes ("Second Tranche Convertible Note"). The unsecured note bears interest compounded annually at a rate of 6%, and is payable in 36 months from issuance (the "Maturity Date").

The outstanding amount due on the Second Tranche Convertible Notes shall be automatically converted into the same class and series of equity as sold during a Qualified Financing event in which equity securities are issued or sold with more than $3,000,000 in proceeds to the Company. The notes will automatically convert into the Qualified Financing Equity at a discounted rate of either 80% of the price sold during the Qualified Financing, or at a price not to exceed $15.00 per share, whichever is lower. The notes may also be converted at either the Company or the Investor's option at any time within 30 days prior to the Maturity Date of the notes, in which case the amount owed will convert to Common Stock at a price of $15.00 per share. The notes also contain a "Company Sale" provision by which the investor shall receive the greater of 1) the unpaid principal plus interest of the Note or 2) proceeds from the sale upon converting the unpaid amount owed to Common Stock at $15.00 per share.

As of **March 31, 2016**, interest accrued on the Second Tranche Convertible Notes totaled **$25.00.**

7. **STOCK WARRANT**

Any prior Stock Warrants were cancelled as a result of the Merger. For the period ended March 31, 2016, the Company did not issue any new Stock Warrants**.**

8. **QUALIFIED INCENTIVE AND NON-QUALIFIED STOCK OPTION AGREEMENT**

Any prior Qualified Incentive and Non-Qualified Stock Option Agreements were cancelled as a result of the Merger. This includes all vested and non-vested Options. For the period ended March 31, 2016, the Company did not issue any new Qualified Incentive and Non-Qualified Stock Option Agreements**.**

9. **PROVISION FOR INCOME TAXES**

Loss carryforwards for federal tax purposes as of **December 31, 2015**, have the following expiration dates:

Expiration Date	Amount
2024	$ 946
2025	15,342
2026	11,877
2027	299,559
2028	974,224
2029	1,671,733
2030	1,948,132
2031	2,418,257
2032	2,467,547
2033	2,944,320
2034	2,693,622
2035	2,578,955
Total	**18,024,514**

Loss carryforwards for state tax purposes as of **December 31, 2015**, have the following expiration dates:

Expiration Date	Amount
2024	$ 946
2025	15,342
2026	11,877
2027	297,506

2028	969,865
2029	1,670,648
2030	1,946,647
2031	2,414,731
2032	2,462,094
2033	2,936,996
2034	2,689,124
2035	2,572,976
Total	**17,988,752**

The Company has research activity credit carryforwards which have the following expiration dates:

Expiration Date	Amount
2029	$ 48,377
2030	42,502
Total	**$ 90,879**

10. SUBSEQUENT EVENTS

The Company evaluated subsequent events through August 22, 2016, the date on which these statements were available to be issued.